UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 000-55324

Till Capital Ltd.
(Translation of registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Continental Building 25 Church Street Hamilton, HM12, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Till Capital Ltd.

Date: November 23, 2015	By:	/s/ WILLIAM LUPIEN
	Name:	William Lupien
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Condensed Consolidated Financial Statements for the period ended September 30, 2015

99.2	Management's Discussion and Analysis for the period ended September 30, 2015

99.3	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate – Chief Executive Officer

99.4	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate – Chief Financial Officer